SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                           RULES 13d-1(b)(c), AND (d)
                    AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(b)
                                (AMENDMENT NO. )*

                          CHARTER COMMUNICATIONS, INC.
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                    16117M10
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                                 (CUSIP Number)

                                 July 31, 2001
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                      (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this schedule is filed:

/X/   Rule 13d-i(b)
/  /  Rule 13d-i(c)
/  /  Rule 13d-i(d)


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*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                  (Continued on following page(s))

                                Page 1 of 4 Pages

CUSIP NO.  16117M10                            13G             PAGE 2 OF 4 PAGES
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1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Massachusetts Financial Services Company ("MFS")
     I.R.S. Identification No.:  04-2747644
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)   /   /           (b)     /   /
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3    SEC USE ONLY
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4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
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        NUMBER OF        5    SOLE VOTING POWER

           SHARES        30,546,481 shares of common stock**

     BENEFICIALLY
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         OWNED BY        6    SHARED VOTING POWER

             EACH
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        REPORTING        7    SOLE DISPOSITIVE POWER

           PERSON         30,685,871 shares of common stock**

             WITH
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                         8    SHARED DISPOSITIVE POWER

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9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     30,685,871 shares of common stock** of which shares are also beneficially owned by certain other non-reporting entities as well as MFS.
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10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

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11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     10.7% (as calculated pursuant to Rule 13d-3(d)(1)(i))
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12   TYPE OF REPORTING PERSON*
     IA
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                                *SEE INSTRUCTION BEFORE FILLING OUT!

**These shares of common stock include 1,334,735 shares of common stock which may be acquired through the conversion of convertible preferred stock.




SCHEDULE 13G                                           PAGE 3 OF 4 PAGES

ITEM 1:   (a)   NAME OF ISSUER:

                SEE COVER PAGE

          (b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                12444 Powerscourt Drive
                Suite 100
                St. Louis, MO 63131


ITEM 2:   (a)   NAME OF PERSON FILING:

                see item 1 on page 1

          (b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                500 Boylston Street
                Boston, MA  02116

          (c)   CITIZENSHIP:

                See Item 4 on page 2

          (d)   TITLE OF CLASS OF SECURITIES:

                SEE COVER PAGE

          (e)   CUSIP NUMBER:

                SEE COVER PAGE

ITEM 3:         See Item 12 on page 2

ITEM 4:   (a)   AMOUNT BENEFICIALLY OWNED:

                See Item 9 on page 2

          (b)   PERCENT OF CLASS:

                See Item 11 on page 2

          (c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS VOTING AND DISPOSITIVE POWERS:

                See Items 5 and 7 on page 2





SCHEDULE 13G                                           PAGE 4 OF 4 PAGES

ITEM 5:         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                Inapplicable

ITEM 6:         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

                Inapplicable

ITEM 7: IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

                Inapplicable

ITEM 8:         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                Inapplicable

ITEM 9:         NOTICE OF DISSOLUTION OF GROUP:

                Inapplicable

ITEM 10:        CERTIFICATION:

       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of and do not have the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 21, 2001

Massachusetts Financial Services Company



By:   STEPHEN E. CAVAN
      Stephen E. Cavan
      Senior Vice President,
      Secretary and General Counsel